August 18, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Stephany Yang Ernest Greene Eranga Dias Asia Timmons-Pierce

Re:	Vast Solar Pty Ltd Amendment No. 1 to Registration Statement on Form F-4 Filed June 29, 2023 File No. 333-272058

Ladies and Gentlemen:

On behalf of our client, Vast Solar Pty Ltd, an Australian proprietary company limited by shares (the “Company” or “Vast”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form F-4 filed on June 29, 2023 (the “Registration Statement”), contained in the Staff’s letter dated July 14, 2023 (the “Comment Letter”).

The Company has elected to provide this response letter prior to filing via EDGAR its second amended registration statement on Form F-4 pending resolution of the response to the comments below. For ease of reference, each comment (or separately addressed part thereof) contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 filed June 29, 2023

Unaudited Pro Forma Combined Financial Information

Anticipated Accounting Treatment, page 197

1.	We note your response to prior comment 11. In order to help us further understand your accounting for the Earnout Shares to be issued to eligible Vast shareholders upon occurrence of certain triggering events, please provide the following:

United States Securities and exchange Commission
August 18, 2023

•	Please help us understand how you determined whether your earnout arrangement is a part of the exchange for the acquiree or is a transaction separate from the business combination. Please specifically provide an understanding of why the acquisition arrangement includes a provision for these earn-outs, who initiated the arrangement and when the parties entered into the arrangement;

•	Please help us understand if this earnout arrangement include remuneration, contingent consideration or other separate elements by explaining the terms of the agreements and the relationships with VAST shareholders;

•	Please tell us how you determined whether these Earnout Shares are included within the scope of IAS 32 rather than IFRS 2. Please specifically address how you evaluated these Earnout Shares given that Vast was determined to be the accounting acquirer in this transaction; and

•	Please also address how you determined that your prior evaluation of these Earnout Shares would not have an impact on the proforma statement of profit or loss for the periods presented.

Please cite the accounting literature used to support your conclusions.

Response: In response to the Staff’s comment, the Company notes that in reaching the conclusion, it considered the underlying rationale for the arrangement, which party initiated the arrangement and the ultimate contractual terms governing the arrangement

As disclosed on pages 127-128 of the Registration Statement, the Company acted to manage the risk of the relinquishing of excessive value to the NETC shareholders for the listing service. Accordingly, the Company proposed terms for the Earnout Shares that contemplated issuance of Earnout Shares to the eligible Legacy Vast shareholders in certain circumstances as a way to protect them from overpaying for the listing service and net assets of NETC. All Legacy Vast shareholders (including management and employees that are or become shareholders of the Company immediately prior to the effective date of the Business Combination Agreement), are eligible to receive Earnout Shares on a pro rata basis. In that regard, the Earnout Shares are a mechanism under the terms of the Business Combination Agreement to address this potential overpayment.

The Company notes that the additional shares to be issued to the Legacy Vast shareholders under the earnout arrangements are, in substance, an adjustment to the Vast Ordinary Shares and Sponsor Earnback Shares issued to the NETC shareholders and NETC Sponsor. The Vast Earnout Shares are commercially intended to adjust the consideration paid to the NETC shareholders and NETC Sponsor. Given the practical impossibility to recover (by then publicly trading) Vast Ordinary Shares from the former NETC shareholders and NETC Sponsor, an economically equivalent outcome is obtained when Vast issues more shares to the Legacy Vast shareholders so the NETC shareholders and NETC Sponsor ownership interests, which receive Vast Ordinary Shares upon the completion of the Business Combination and Sponsor Earnback Shares upon the achievement of certain share price targets during the Earnout Period, are diluted. The cash amount in NETC was “fixed” so this dilution cannot be an adjustment to the consideration paid for that cash - the adjustment therefore has to be for the listing service – in line with IFRS 2. The reason for this adjustment is because Vast is not prepared to pay more than the threshold price(s) for the listing service.

United States Securities and exchange Commission
August 18, 2023

The Company notes that consistent with its previous responses and the accounting policies and pro forma presentation in the Registration Statement, the earnout arrangements are in the scope of IFRS 2.

By acquiring NETC, the Company considered that it was prepared to pay a premium over NETC’s net identifiable assets because NETC is listed on the NYSE. This is considered to be a service and in scope of IFRS 2.

Paragraph 2 of IFRS 2 states that

an entity shall apply this IFRS in accounting for all share-based payment transactions, whether or not the entity can identify specifically some or all of the goods or services received … In the absence of specifically identifiable goods or services, other circumstances may indicate that goods or services have been (or will be) received, in which case this IFRS applies.

Paragraph 13A of IFRS 2 states that

if the identifiable consideration received (if any) by the entity appears to be less than the fair value of the equity instruments granted or liability incurred, typically this situation indicates that other consideration (i.e., unidentifiable goods or services) has been (or will be) received by the entity. The entity shall measure the identifiable goods or services received in accordance with this IFRS. The entity shall measure the unidentifiable goods or services received (or to be received) as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received).

Based on current estimates and information, the Company has determined that the fair value of the consideration issued to acquire NETC exceeds the fair value of the identifiable net assets acquired. Therefore, in applying paragraphs 2 and 13A of IFRS 2, the Company (i) receives a stock exchange listing service for which it has issued equity instruments as part of a share-based payment transaction and (ii) measures the stock exchange listing service received as the difference between the fair value of the Vast Ordinary Shares and the Sponsor Earnback Shares, after adjustment for the Vast Earnout Shares to which eligible Legacy Vast shareholders are entitled upon the achievement of certain share price and operational milestones, which are issued to acquire NETC and the fair value of the identifiable net assets of NETC acquired, which principally consists of cash.

Both elements of the earnout/earnback concepts are an adjustment to the consideration paid for the listing service - which is an IFRS 2 transaction: (i) NETC Sponsor adjustment under the Sponsor Earnback Shares increases the listing cost by issuing more shares to NETC Sponsor if the share price increases. The commercial rationale being that the service provider is paid more for a more successful listing; (ii) Legacy Vast shareholder adjustment under the Earnout Shares reduces the listing cost by effectively issuing less shares to the NETC shareholders and NETC Sponsor. The commercial rationale being that Vast had agreed with the NETC shareholders on the price of the listing service based on an estimated Vast Ordinary Share price. If the Vast Ordinary Share price turned out to be higher than estimated, then less Vast Ordinary Shares should be issued to NETC shareholders to acquire the listing service.

The Company expects that the Earnout Shares and Sponsor Earnback Shares will be equity-settled and accordingly should be classified as equity in accordance with paragraph 10 of IFRS 2. Previously, the Company referred to IAS 32 in response to the comment which specifically referred to paragraph 25 of IAS 32. This response focused on the evaluation of a cash settlement term of the arrangement which is triggered on the occurrence of a contingent event. The Company notes that there is no specific guidance in IFRS 2 for when the choice of settlement is contingent on an event outside the control of both the entity and the counterparty. In developing an appropriate policy to classify the Earnout Shares as equity settled under IFRS 2, the Company considered guidance for similar events in IAS 32, and IAS 37. Given cash settlement is considered highly improbable the Company has determined that classification as equity-settled is appropriate under IFRS 2.

United States Securities and exchange Commission
August 18, 2023

As there is no service condition related to the potential shares to be issued under the Sponsor Earnback Shares and Earnout Shares, the triggers are considered non-vesting conditions rather than market conditions as per IFRS 2 (IG4A). Therefore, the cost of the listing service would be recognized as an expense upon consummation of the Business Combination Agreement, classified within equity and would not subsequently be remeasured.

The Company’s consideration of other standards is as follows:

•	IFRS 3: The acquisition of NETC by the Company is not a business combination as NETC does not meet the definition of a business given it has no substantive processes or outputs. Therefore, the transaction does not fall into the scope of IFRS 3 Business Combinations.

•	IAS 38: NETC’s stock exchange listing does not meet the definition of an intangible asset because it is not ‘identifiable’ as described in paragraph 12 of IAS 38 Intangible Assets. Accordingly, the stock exchange listing is not an identifiable asset acquired.

•	IFRS 2: The rights of legacy Vast management and employees under the MEP Deed convert to Vast Ordinary Shares immediately prior to the effective date of the Business Combination. The MEP Deed share-based compensation has already been recognized by Vast. The MEP Deed does not survive so does not give rise to additional consideration. As noted above, all Legacy Vast shareholders (including management and employees that are or become Vast shareholders immediately prior to the effective date of the Business Combination), are eligible and therefore receive Earnout Shares on a pro rata basis, thereby recapitalizing the Company in order to effect the acquisition of NETC. Vast did not grant management or employees additional consideration for their services and neither has it identified additional consideration to include in the determination of the cost of the listing service.

•	IAS 32: IAS 32 applies to all financial instruments, with some exceptions. These exceptions include (IAS 32.4) “financial instruments, contracts and obligations under share-based payment transactions to which IFRS 2 Share-based Payment applies …”. IFRS 2 applies to (IFRS 2.5) “share-based payment transactions in which an entity acquires or receives goods or services. Goods includes inventories, consumables, property, plant and equipment, intangible assets and other non-financial assets …” Since the Earnout Shares to which eligible Legacy Vast shareholders become entitled are an adjustment to the Vast shares and Sponsor Earnback Shares to which the NETC shareholders or Sponsor may become entitled, they are within the scope of IFRS 2 and, accordingly, are considered in determining the cost of the listing service under IFRS 2.

United States Securities and exchange Commission
August 18, 2023

The Company notes that the Earnout Shares have been considered in determining the cost of the listing service. The charge for the listing service is disclosed as a pro forma adjustment to the pro forma income statement on page 203 of the Registration Statement.

General

2.	We note that you are registering 3,900,000 Founder Shares that represent Sponsor Earnback Shares. Please explain why you think it is appropriate to register these shares at this time.

Response: We believe that the Sponsor Earnback Shares represent additional merger consideration to be paid to NETC shareholders based on the trading price of the Vast’s Ordinary Shares post-closing. Because the Sponsor Earnback Shares are being offered at the time of the merger vote, we believe that it is appropriate to register these shares at this time pursuant to the Registration Statement. In this regard, we respectfully direct the Staff’s attention to the Commission’s Securities Act Forms, Compliance and Disclosure Interpretations, Question 125.03 (“C&DI 125.03”), which states:

“Question 125.03

Question: An issuer intends to use Form S-4 to register common stock to be issued in a merger transaction. The merger agreement has a contingency clause, which may require the payment of additional consideration in the form of notes or other securities to the shareholders of the acquired company two years after the merger, if the price of the issuer's stock should decline. Should the contingent notes be registered in the Form S-4?

Answer: Yes. The contingent notes should be included in the Form S-4, inasmuch as they are also being offered at the time of the merger vote. [Feb. 27, 2009.]”

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Alec Waugh, Vast Solar Pty Ltd

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